LEESPORT FINANCIAL CORP. HAS CLAIMED
CONFIDENTIAL TREATMENT OF EXHIBITS I, II, III AND IV
OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.
ASTERISKS DENOTE SUCH OMISSIONS.

April 30, 2007

Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:                               Leesport Financial Corp.
Form 10-K for the Fiscal Year ended December 31, 2006
File No. 000-14555

Dear Mr. Walker:

We are responding to your inquiry dated April 17, 2007 addressed to Robert D. Davis, President and Chief Executive Officer, relating to our Form 10-K for the year ended December 31, 2006.  We understand that the purpose of your review of portions of our filing is to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure of our filing.  Leesport takes very seriously its disclosure obligations and always strives to provide shareholders with as much transparency as possible in its filings and public statements.  We look forward to working with you in this regard.

For purposes of this response, we will set forth below a brief summary of the events leading up to our adoption of Statement of Financial Accounting Standards 159,  “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), followed by a response to each of the questions you submitted.  For convenience of reference, we have repeated each of your questions immediately prior to our related response.

Summary of events leading up to the adoption of SFAS No. 159

The Financial Accounting Standards Board (FASB) released SFAS 159 on February 15, 2007.  This was at a time when our auditors were completing their year-end audit and we were preparing our Form10-K for the fiscal year ended December 31, 2006.  There was no supplemental guidance provided by the FASB or cautionary statements from the FASB or any other public accounting regulatory authority regarding possible interpretations of intent of SFAS 159 which differed from its express language.  Because early adoption of SFAS 159, for issuers who chose to do so, was required by April 30, 2007 (or the release of first quarter 2007 earnings, if earlier), there was a fairly limited window of opportunity to study all the rules and interpret the intent of SFAS 159.   We conducted a brief review of SFAS 159 shortly after its release and determined that it did not impact our year end reporting and therefore elected to perform a complete review at a later time, which we disclosed in our Form 10-K filing.

As is customary and consistent with good management practices, we are constantly reviewing methods to better match our assets and liabilities to the current and forecasted market conditions as a method of managing our interest rate risk.  Therefore, we classify some of our investments as available-for-sale (AFS) and others as held-to-maturity.  Our AFS portfolio is relatively short in duration and provides liquidity and cash flow to fund other earning assets during times of growth.  By classifying investments as AFS, it indicates that we may sell these securities to better match our portfolio to expected future interest rate changes as well as cash requirements.  As you will see from our answers and documentation, while always a future possibility, at December 31, 2006 and throughout the time period when we filed our Form 10-K, it was not our intent to sell these securities.  However, the analysis we had completed would allow us to execute any transaction quickly if the decision to early adopt SFAS 159 were made.

On or about March 22, 2007, we began a detailed study on the impact of adopting SFAS 159 in order to gain a better understand of the objective and rules surrounding early adoption.  Management consulted with its independent auditors, banking regulators and legal counsel, called a special meeting of the Executive Committee on March 27, 2007 to discuss recommendation regarding the early adoption of SFAS 159.  After considering all of the due diligence information gathered, management believed that this strategy would give the Company an opportunity to reduce its exposure to lower-yielding, shorter duration bonds.  The strategy would be consistent with our overall risk management activities.  The Committee approved management’s recommendation and agreed that, in keeping with the objectives of the standard and to provide transparent and timely disclosure, we would announce the early adoption of SFAS 159 by a Press Release and a Form 8-K filing, detailing the effects of early adoption on the income statement and balance sheet.  The Press Release was issued on March 30, 2007 and the Form 8-K was filed on April 3, 2007.

Form 10-K for the year ended December 31, 2006
Notes to the Consolidated Financial Statements
Note 4—Securities Available for Sale and Securities Held to Maturity, page 63

1.              We note your disclosure on page 64 in which you disclose that you have the intent and ability to hold securities in an unrealized loss position until maturity for the foreseeable future and that no declines are deemed to be other than temporary.  We also note your Form 8-K filed on April 3, 2007 in which you announced that you sold approximately $67 million of investment securities as part of your recently completed restructuring of a portion of your balance sheet.  Please provide us with the following:

•                  A timeline of the facts and circumstances related to your decision to sell these securities.  Include all important meetings and explain the actions taken during the decision making process and provide us with the applicable presentations and minutes of applicable board or directors meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to sell the securities was discussed:

We continually review our balance sheet positioning in order to evaluate our exposure to interest rate fluctuations.  We indicate in our February 22, 2007 ALCO meeting minutes (Exhibit I attached), that we were beginning to review various balance sheet  and capital raising strategies.  We were working with the investment banking firm of

Ryan Beck & Co. in this regard.  After discussions of various options, Ryan Beck developed a preliminary presentation packet dated February 27, 2007 (Exhibit II attached) and a revised presentation dated March 6, 2007 (Exhibit III attached).  The revised presentation re-aligned some of the original assumptions based on input from Leesport management.   The proposal was reviewed by Bob Davis, CEO, Ed Barrett, CFO and Terry Favilla, Treasurer, after it was received from Ryan Beck.  As a result of reviewing the presentation, it was determined that management’s recommendation to the Executive Committee of the Board of Directors would be to add a line of credit at the holding company level to allow down streaming of capital to the Bank if and when necessary and not to execute the restructuring at that time.  The Executive Committee met on March 20, 2007 and agreed with management’s recommendation at that time (minutes of meeting, Exhibit IV attached) (i.e., intent relative to the specific securities did not change from December 31, 2006).

After filing of the Form 10-K and in preparation for quarter end, we began to review SFAS 159 in detail to determine how it would impact our quarterly filing.  After reviewing in detail SFAS 159 and Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” we determined that adopting SFAS 159 as of January 1, 2007 would provide us an alternative option for reporting the balance sheet restructuring which was preliminarily discussed earlier in the month.  Since the transaction and related accounting was in accordance with the objective and standards of SFAS 159, the provisions of SFAS 159 allowed us, instrument-by-instrument, to select the optimum securities by maturity, interest rate and anticipated volatility to match our overall desired future interest rate risk profile.  It also allowed us to optimize the total amount of securities to be traded while maintaining our banking regulatory “well capitalized” position.

We contacted our independent auditing firm to determine if they concurred with management’s interpretation of SFAS 159 and based on the facts and timing reviewed above, our independent auditors supported management’s position.  We contacted our banking regulators, the FDIC and Federal Reserve, to inquire about their opinion and position, if any, on SFAS 159.  Both regulators had reviewed SFAS 159 and understood that many banks were examining potential early adoption.  Based on the facts and circumstances described above, our regulators also concurred that management’s position was supportable and recommended the concurrence of our independent auditors.  The FDIC provided some additional instructions for filing the first quarter call report (Form FFIEC 041) for early adopters of SFAS 159.

We then discussed the position that management was recommending on adoption of SFAS 159 with both the Chairman of the Board and the Chairman of the Audit Committee.  We also at this time discussed the possible early adoption of SFAS 159 and related disclosure obligations with our legal counsel.

Based on all the information available at the time we called a special meeting of the Executive Committee of the Board of Directors on March 27, 2007 and presented the recommendation to early adopt SFAS 159.  At that meeting management discussed how early adoption of SFAS 159 influenced the change from the previous recommendation on the balance sheet restructuring that was discussed at the meeting held on March 20, 2007.  The Executive Committee reviewed and agreed with management’s position and approved the early adoption of SFAS 159.  At that meeting, management and the Committee discussed disclosure requirements and agreed to be completely transparent and timely in disclosure of this adoption and not delay the disclosure until the first quarter release on Form 10-Q.

•                  Tell us, in detail, how you considered whether you were required to record an other than temporary impairment charge related to available-for-sale securities in an unrealized position as of December 31, 2006.  Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to the earlier of recovery of losses or maturity:

As discussed in the Form 10-K for December 31, 2006, debt securities that management has the positive ability and intent to hold to maturity are classified as held-to-maturity and recorded at amortized cost.  Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity.  Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors including a change in accounting methodology.  Securities available for sale are carried at fair value.  Unrealized gains and losses are reported in other comprehensive income or loss, net of the related deferred tax effect.  Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings.  Purchased premiums and discounts are recognized in interest income using a method which approximates the interest method over the terms of the securities.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  In estimating other-than temporary impairment losses, management considers (a) the length of time and the extent to which the fair value has been less than cost, (b) the financial condition and near-term prospects of the issuer, and (c) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2006, there were 14 securities with unrealized losses in the less than twelve month category and 101 securities with unrealized losses in the twelve month or more category.  Based on the Company’s regulatory capital and liquidity positions at December 31, 2006, management determined that the Company had the ability to hold these securities until maturity or for the foreseeable future if classified as available for sale, and accordingly, no declines are deemed to be other than temporary.

Management’s evaluation of Portfolio Sectors is as follows:

A.    U. S. Government agencies and corporations.  The unrealized losses on the Company’s investments in obligations of U. S. Government agencies were caused by interest rate increases.  The Company purchased those investments at par or at a discount relative to their face amount and the contractual cash flows are guaranteed by an agency of the U. S. Government.  Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

B.    Federal Agency and Corporate Mortgage-Backed Securities.  The unrealized losses on the Company’s investments in federal agency and corporate mortgage-backed securities were caused by interest rate increases.  The Company purchased those securities at a price relative to the market at the time of the purchase, and the contractual cash flows of those investments are guaranteed either by an agency of the U. S. Government or the corporate entity.  Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

C.    Other Securities.  The Company’s unrealized loss on investments in other securities relates to $3.0 million of investments in financial services industry company notes.  The unrealized losses are caused by (a) decreases in profitability and near-term profit forecasts by industry analysts resulting from competitive pricing pressure in the auto manufacturing industry and (b) interest rate increases.  The contractual terms of those investments do not permit the companies to settle the securities at a price less than the amortized cost of the investment.  While the credit rating for certain issues have stabilized during the period, the Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investment.  Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

D.    Equity Securities.  The Company’s investments in marketable equity securities primarily consist of investments in preferred stock in a U. S. Government sponsored enterprise ($4.5 million of the fair value and $374,000 of the total unrealized losses in equity security investments) and the common stock of companies in the financial services industry ($2.3 million of the total fair value, including a $53,000 net gain).  Within the Company’s equity securities portfolio is a $4.85 million investment in FHLMC 5.1% Series perpetual preferred stock.  The unrealized losses are caused by

(a) questions concerning the operating structure of the company, especially in the areas of financial reporting and management control and (b) interest rate increases.  Perpetual preferred stock is an equity security that is junior to the entity’s debt obligations but senior to common stock.  The preferred stock pays quarterly dividends at the above stated fixed rate, and while it does not have a stated maturity date the issuer has the right to retire securities through redemption provisions.  FHLMC is a U. S. Government-sponsored enterprise and the Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investment.   Because the market value is attributable to operational scrutiny and changes in interest rates and not credit quality, and the Company has the ability and intent to hold those investments until a recovery of fair value, which may be at maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.  The Company also holds a $141,000 investment in FNMA common stock (5.2% of the fair value and 42.7% of the total unrealized losses in the equity security investments).  The government sponsored enterprise has experienced recent growth and is working through its accounting issues and feels optimistic about the near-term prospects.  Based on that information and the Company’s ability and intent to hold those investments for a reasonable time period sufficient for a recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

•                  Tell us the significant events that occurred between March, 5, 2007 (the Audit Report date for the year ended December 31, 2006) and March 30, 2007 (the date of your press release announcing the restructuring) which changed your intentions to hold the available-for-sale securities in an unrealized loss position to the earlier of recovery of losses or maturity:

As stated previously in this document, management constantly evaluates the Company’s interest rate risk as it pertains to financial assets and liabilities.  Earlier in our evaluation it was our opinion that we may see a reduction of short term interest rates near the end of 2007.  As time progressed, we became less optimistic about such a reduction of short-term rates in late 2007.  At the same time we completed our detailed review of SFAS 159 and decided to early adopt it on March 27, 2007.  The combination of both lead us to believe the opportunity to invest in higher yielding securities would reduce the interest rate risk profile of our investment securities portfolio and provide a greater return to our stockholders over a relatively short period of time.

•                  Tell us the specific date when you decided to early adopt each SFAS 159 and SFAS 157 and provide a copy of each of management’s memoranda approving adoption.  In this regard, we note your SAB 74 disclosures on pages 59-60 did not indicate that you planned to early adopt these standards:

We elected to early adopt each SFAS 159 and SFAS 157 after approval by the Executive committee of the Board of Directors on March 27, 2007.  The minutes of that meeting are attached as Exhibit IV.  Within our Form 10-K we did disclose the following for both SFAS 159 and SFAS 157: “The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 159 on its consolidated financial position, results of operations and cash flows.”  As stated, we were in the process of evaluation and, in fact, were in the early stages of our evaluation and had not yet taken a position.

2.              As a related matter, we note your disclosure in your Form 8-K filed April 3, 2007 that the securities sold as a result of the restructuring were accounted for under SFAS 159, which you adopted effective January 1, 2007.  Please provide us with the following:

•                  The purpose of adopting Statement 159 and electing fair value option, specifically addressing reasons other than avoiding recognition of unrealized losses in income:

The purpose of our balance sheet restructuring was to reduce future interest rate risk.  The impact of early adopting SFAS 159 did influence management’s decision due to the fact it would permit the Company to mitigate inherent interest rate risk without potential future earnings volatility.  Because the unrealized loss on the securities was already recognized on the balance sheet and would have no impact on shareholders’

equity, and because management and the Executive Committee intended to fully disclose the effects of adopting SFAS 159 and compare how the transaction would have impacted earnings to how it is treated by applying guidelines dictated by SFAS 159, we were able to accomplish our objective of mitigating future interest rate risk.

•                  Tell us how your adoption of SFAS 159 is consistent with the objectives of the standard as described in paragraph 1 in view of the restructuring transaction:

Paragraph 1 states “This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earning caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.  In addition, it is similar to a measurement choice permitted in International Financial Reporting Standards.”

We feel that we are meeting the objective and rules for adopting SFAS 159.  We selected only some of the financial instruments on our balance sheet as provided for in the standard.  Early adoption of SFAS 159 did reduce volatility in earnings and it did eliminate the need for a complex hedge instrument.  We understand that while the industry is attempting to transition from a rules based system to a principles based system there is great flexibility and required judgment.  We also believe that the transition requires complete transparency in disclosing the possible impact using other reporting options and why the choice was made to adopt any particular option.

The objectives stated in Paragraph 1 give great flexibility as to what instruments are available to measure.  It also looks to mitigate volatility in reporting earnings and encourages adoption.  In adopting SFAS 159, we have created a permanent adjustment to retained earnings where in the past the assets classified as AFS were recorded at market value with a temporary adjustment.  The restructuring transaction has no or minimal impact on the equity of the Company or the book value of the common stock.  By our adoption we have expanded the use of fair value accounting, if only for this transaction.  Since the securities purchased are AFS they will be carried at fair value and not cause volatility in earnings which also is in keeping with the objectives of SFAS 159.

•                  Tell us how the timing of your decision to restructure and to sell these securities related to the timing of your decision to adopt SFAS 159:

The timing of our adoption of SFAS 159 is described above.  Management was evaluating the impact of the restructuring prior to final review of SFAS 159.  Adoption of SFAS 159 by the FASB in mid-February 2007 was a factor in moving forward with  the restructuring transaction.  See the response to Item 1 and the attached documentation describing the timeline.

•                  Tell us how you determined which financial assets and liabilities to elect to account for on a fair value basis:

Because management was previously studying a restructuring transaction, it had identified AFS securities that would provide the Company with the greatest return and help mitigate future interest rate risk.  The dollar amount of available for sale securities accounted for on a fair value basis was also limited by the Company’s regulatory capital requirements to maintain our ratio of “well capitalized”.  The selection of the Trust Preferred liabilities was to mitigate volatility in future earnings.

•                  Tell us how you determined which investments securities to sell and account for under SFAS 159:

See answer above.

•                  Quantify by type or class the number and percentage of securities sold to the total outstanding portfolio at December 31, 2006 and to the securities at that date which had unrealized losses:

The Investment Portfolio Consisted of the Following at December 31, 2006:

(Dollar Amounts In thousands)	#		Gross	Gross		#	Fair
	Securities	Amortized	Unrealized	Unrealized	Fair	Securities	Value	%
Securities Available For Sale	Portfolio	Cost	Gains	Losses	Value	Sold	Sold	Sold
December 31, 2006:
Obligations of U.S. Government agencies and corporations	9	$9,703	$—	$(175)	$9,528	5	$7,401	77.7%
Mortgage-backed debt securities	69	113,953	57	(3,240)	110,770	37	56,702	51.2%
State and municipal obligations	43	16,327	150	(47)	16,430	—	—	0.0%
Other securities	16	15,361	21	(245)	15,137	—	—	0.0%
Equity securities	38	12,663	104	(452)	12,315	—	—	0.0%
	175	$168,007	$332	$(4,159)	$164,180	42	$64,103	39.0%

	#		Gross	Gross		#
	Securities	Amortized	Unrealized	Unrealized	Fair	Securities	Fair	Fair
Securities Held To Maturity	Portfolio	Cost	Gains	Losses	Value	Sold	Value	Value

December 31, 2006:
Corporate debt securities	3	$3,117	$171	$(38)	$3,250	—	$—	0.0%
	3	$3,117	$171	$(38)	$3,250	—	$—	0.0%

Investment Securities with Unrealized Losses Consisted of the Following at December 31, 2006

December 31, 2006:	Less than 12 Months			Less than 12 Months
(Dollar Amounts In thousands)	#			#	Fair	Realized
	Securities	Fair	Unrealized	Securities	Value	Losses	%
Securities Available for Sale	Portfolio	Value	Losses	Sold	Sold	Sold	Sold

Obligations of U.S. Government agencies and corporations	—	$—	$—	—	$—	$—	0.0%
Mortgage-backed debt securities	4	6,157	(21)	—	—	—	0.0%
State and municipal obligations	1	327	(2)	—	—	—	0.0%
Other securities	4	2,968	(43)	—	—	—	0.0%
Equity securities	4	347	(9)	—	—	—	0.0%
Total	13	$9,799	$(75)	—	$—	$—	0.0%

	Less than 12 Months			Less than 12 Months
	#			#	Fair	Realized
	Securities	Fair	Unrealized	Securities	Value	Losses	%
Securities Held to Maturity	Portfolio	Value	Losses	Sold	Sold	Sold	Sold

Corporate debt securities	1	$1,042	$(38)	—	$—	$—	0.0%
Total	1	$1,042	$(38)	—	$—	$—	0.0%

December 31, 2006:	12 Months or More			12 Months or More
(Dollar Amounts In thousands)	#			#	Fair	Realized
	Securities	Fair	Unrealized	Securities	Value	Losses	%
Securities Available for Sale	Portfolio	Value	Losses	Sold	Sold	Sold	Sold

Obligations of U.S. Government agencies and corporations	9	$9,528	$(175)	5	$7,401	$(143)	77.7%
Mortgage-backed debt securities	61	95,067	(3,219)	37	56,702	(2,275)	59.6%
State and municipal obligations	11	4,790	(45)	—	—	—	0.0%
Other securities	8	8,787	(202)	—	—	—	0.0%
Equity securities	12	5,923	(443)	—	—	—	0.0%
Total	101	$124,095	$(4,084)	42	$64,103	$(2,418)	51.7%

	12 Months or More			12 Months or More
	#			#	Fair	Realized
	Securities	Fair	Unrealized	Securities	Value	Losses	%
Securities Held to Maturity	Portfolio	Value	Losses	Sold	Sold	Sold	Sold

Corporate debt securities	—	$—	$—	—	$—	$—	0.0%
Total	—	$—	$—	—	$—	$—	0.0%

December 31, 2006:	Total			Total
(Dollar Amounts In thousands)	#			#	Fair	Realized
	Securities	Fair	Unrealized	Securities	Value	Losses	%
Securities Available for Sale	Portfolio	Value	Losses	Sold	Sold	Sold	Sold

Obligations of U.S. Government agencies and corporations	9	$9,528	$(175)	5	$7,401	$(143)	77.7%
Mortgage-backed debt securities	65	101,224	(3,240)	37	56,702	(2,275)	56.0%
State and municipal obligations	12	5,117	(47)	—	—	—	0.0%
Other securities	12	11,755	(245)	—	—	—	0.0%
Equity securities	16	6,270	(452)	—	—	—	0.0%
Total	114	$133,894	$(4,159)	42	$64,103	$(2,418)	47.9%

	Total			Total
	#			#	Fair	Realized
	Securities	Fair	Unrealized	Securities	Value	Losses	%
Securities Held to Maturity	Portfolio	Value	Losses	Sold	Sold	Sold	Sold

Corporate debt securities	1	$1,042	$(38)	—	$—	$—	0.0%
Total	1	$1,042	$(38)	—	$—	$—	0.0%

•                     The type, maturity and credit characteristics of those securities sold which you elected to account for on a fair value basis upon the adoption of SFAS 159:

The Following is a List, by CUSIP, of the Securities Accounted for Under SFAS 159 at December 31, 2006 and Subsequently Sold:

Cusip	Security Type	Description	Maturity
3128X3SL8	Agency Notes/Bonds - FR	FHLMC Bullet	07/30/2009
31339XGA6	Agency Notes/Bonds - FR	FHLB Callable	12/23/2008
3133X3ZX4	Agency Notes/Bonds - FR	FHLB Callable	02/18/2009
3136F6M22	Agency Notes/Bonds - FR	FNMA One-Time Call	03/09/2009
3136F6TK5	Agency Notes/Bonds - FR	FNMA Bullet	01/19/2010
31393N6Y0	CMOs - Fixed Rate	FHR 2587 HA	10/15/2016
31393RZM5	CMOs - Fixed Rate	FHR 2627 BA	06/15/2017
31393BVA0	CMOs - Fixed Rate	FNR 2003-42 HE	12/25/2017
31393CMS9	CMOs - Fixed Rate	FNR 2003-48 KA	07/25/2031
31393AZQ3	CMOs - Fixed Rate	FNR 2003-30 JA	01/25/2032
31393APQ4	CMOs - Fixed Rate	FNR 2003-22 UC	12/25/2032
31394THE8	CMOs - Fixed Rate	FHR 2765 CA	09/15/2017
31394WJD1	CMOs - Fixed Rate	FHR 2776 CJ	11/15/2018
31393VN31	CMOs - Fixed Rate	FHR 2628 BG	07/15/2016
31394HYD7	CMOs - Fixed Rate	FHR 2672 NE	05/15/2016
31394HYE5	CMOs - Fixed Rate	FHR 2672 NF	12/15/2016
31393HKP6	CMOs - Fixed Rate	FHR 2563 PA	03/15/2031
31393DF97	CMOs - Fixed Rate	FNR 2003-59 GC	03/25/2018
31393TF76	CMOs - Fixed Rate	FNR 2003-108 BD	06/25/2016
31395EY92	CMOs - Fixed Rate	FHR 2835 DG	12/15/2020
31395H4X5	CMOs - Fixed Rate	FHR 2866 CX	12/15/2018
31393PE59	CMOs - Fixed Rate	FHR 2595 GR	08/15/2022
31393MGU9	CMOs - Fixed Rate	FHR 2585 DB	03/15/2023
38374EG68	CMOs - Fixed Rate	GNR 2003-113 A	08/16/2026
12669EXW1	CMOs - Fixed Rate	CWHL 2003-J7 4A1	08/25/2018
32051DYQ9	CMOs - Fixed Rate	FHASI 2003-5 2A1	07/25/2018
31297VB72	MBS - Fixed Rate	FHLMC Pool #A39062	05/01/2035
31390P6Y8	MBS - Fixed Rate	FNMA Pool #652587	01/01/2018
3128H7MZ2	MBS - Fixed Rate	FHLMC Pool #E99376	09/01/2018
31400QL84	MBS - Fixed Rate	FNMA Pool #694351	03/01/2018
31294KP58	MBS - Fixed Rate	FHLMC Pool #E01344	04/01/2018
31294KP58	MBS - Fixed Rate	FHLMC Pool #E01344	04/01/2018
31294KQ65	MBS - Fixed Rate	FHLMC Pool #E01377	05/01/2018
31371K4D0	MBS - Fixed Rate	FNMA Pool #254720	05/01/2018
31371K6W6	MBS - Fixed Rate	FNMA Pool # 254785	06/01/2018
31405XRW5	MBS - Fixed Rate	FNMA Pool # 802501	08/01/2018
31371LDY2	MBS - Fixed Rate	FNMA Pool #254919	09/01/2018
31371K5R8	MBS - Fixed Rate	FNMA Pool #254756	05/01/2013
31391UZT5	MBS - Fixed Rate	FNMA Pool #677654	02/01/2018
31282R2Z6	MBS - Fixed Rate	FHLMC Pool #M80792	01/01/2010
31371LE70	MBS - Fixed Rate	FNMA Pool #254958	10/01/2013
31297QX38	MBS - Fixed Rate	FHLMC Pool #A35198	05/01/2035

•                  The type, maturity and credit characteristics of those securities for which you did not elect to account for on a fair value basis upon the adoption of SFAS 159:

The Following is a List, by CUSIP, of the Securities Accounted for as Available For Sale and Held To Maturity at December 31, 2006 Remaining in the Portfolio:

AVAILABLE FOR SALE:

Cusip	Security Type	Description	Maturity
3133XAX28	Agency Notes/Bonds - FR	FHLB Bullet	12/24/2007
911759CL0	Agency Notes/Bonds - FR	HUD-HSG URB DEV Callable	08/01/2016
3133X3ZX4	Agency Notes/Bonds - FR	FHLB Callable	02/18/2009
3133X3ZX4	Agency Notes/Bonds - FR	FHLB Callable	02/18/2009
056061AG9	Asset-Backed Securities - FR	BXG RECEIVABLES NOTE TRUST	07/01/2019
01448XAF2	Asset-Backed Securities - VR	ALESC 6A D1	03/23/2035
31393KF75	CMOs - Fixed Rate	FHR 2572 HG	02/15/2017
31395KGP2	CMOs - Fixed Rate	FHR 2904 CM	01/15/2018
000780LC8	CMOs - Fixed Rate	AMAC 2003-9 A1	08/25/2018
31396CRQ5	CMOs - Fixed Rate	FHR 3046 YA	02/15/2019
31394MN71	CMOs - Fixed Rate	FHR 2716 UA	07/15/2020
31393A2C0	CMOs - Fixed Rate	FNR 2003-38 TC	03/25/2023
31392EGQ7	CMOs - Fixed Rate	FNR 2002-52 QA	07/18/2032
94980UAB6	CMOs - Fixed Rate	WFMBS 2003-B A2	02/25/2033
38374ETR8	CMOs - Fixed Rate	GNR 2003-98 KA	11/20/2033
38374EVF1	CMOs - Fixed Rate	GNR 2003-98 KD	11/20/2033
36185ND31	CMOs - Fixed Rate	GMACM 2003-J7 A5	11/25/2033
12669GU82	CMOs - Fixed Rate	CWHL 2005-J2 3A1	08/25/2035
69412BAB8	CMOs - Variable Rate	PCM 2 A	03/20/2018
15132EGL6	CMOs - Variable Rate	CDMC 2003-9 2A3	11/25/2018
15132EGL6	CMOs - Variable Rate	CDMC 2003-9 2A3	11/25/2018
370448AA0	Corporate Bonds - Fixed Rate	GENERAL MOTORS	10/15/2008
345397SG9	Corporate Bonds - Fixed Rate	FORD MOTOR CREDIT CO	01/12/2009
370425RP7	Corporate Bonds - Fixed Rate	GMAC	01/19/2010
360271AB6	Corporate Bonds - Fixed Rate	FULTON FINANCIAL	04/01/2015

31282U4B0	MBS - Fixed Rate	FHLMC Pool #M90818	06/01/2008
31386GYG2	MBS - Fixed Rate	FNMA Pool # 563311	08/01/2014
31385HX56	MBS - Fixed Rate	FNMA Pool #545300	11/01/2016
31391DPK3	MBS - Fixed Rate	FNMA Pool #663826	01/01/2018
31294KNY7	MBS - Fixed Rate	FHLMC Pool #E01307	02/01/2018
31404RWB9	MBS - Fixed Rate	FNMA Pool #776542	02/01/2019
312968F62	MBS - Fixed Rate	FHLMC Pool #B15589	07/01/2019
3128M1BM0	MBS - Fixed Rate	FHLMC Pool #G11944	07/01/2020
31371K2U4	MBS - Fixed Rate	FNMA Pool #254687	03/01/2023
31371K4S7	MBS - Fixed Rate	FNMA Pool #254733	04/01/2023
31335HWN9	MBS - Fixed Rate	FHLMC Pool #C90653	04/01/2023
31371K7M7	MBS - Fixed Rate	FNMA Pool #254800	07/01/2023
31292GZM1	MBS - Fixed Rate	FHLMC Pool #C00748	04/01/2029
31296TJJ4	MBS - Fixed Rate	FHLMC Pool #A18365	01/01/2034
312978WP0	MBS - Fixed Rate	FHLMC Pool #B31554	07/01/2034
312978WR6	MBS - Fixed Rate	FHLMC Pool #B31556	08/01/2034
31297VG69	MBS - Fixed Rate	FHLMC Pool #A39221	10/01/2035
522454DB0	Muni Tax Exempt - Fixed Rate	LEBANON CNTY PA	12/15/2010
972352GX0	Muni Tax Exempt - Fixed Rate	WILSON PA AREA SCH DIST	03/15/2011
493558HB9	Muni Tax Exempt - Fixed Rate	KEYSTONE PA CENT SCH DIST	09/01/2011
522454DC8	Muni Tax Exempt - Fixed Rate	LEBANON CNTY PA	12/15/2011
071855QJ2	Muni Tax Exempt - Fixed Rate	BAXTER MINN	02/01/2012
837677NK5	Muni Tax Exempt - Fixed Rate	SOUTH EASTERN PA YORK CNTY	02/15/2012
548174CJ8	Muni Tax Exempt - Fixed Rate	LOWER LACKAWANNA VY AUTH PA SWR REV	09/15/2012
664707QM1	Muni Tax Exempt - Fixed Rate	NORTHEASTERN YORK CNTY PA	03/01/2013
141303DC8	Muni Tax Exempt - Fixed Rate	CARBONDALE PENN SCH DIST	04/15/2013
567541KD8	Muni Tax Exempt - Fixed Rate	MARICOPA CNTY AZ HIGH SCH DIST 216	07/01/2013
567541KF3	Muni Tax Exempt - Fixed Rate	MARICOPA CNTY AZ HIGH SCH DIST 216	07/01/2013
548174CK5	Muni Tax Exempt - Fixed Rate	LOWER LACKAWANNA VY SAN AUTH PA SWR REV	09/15/2013
614720FB1	Muni Tax Exempt - Fixed Rate	MONTOURSVILLE PA	01/15/2014
397172FT9	Muni Tax Exempt - Fixed Rate	GREENWOOD IN	01/15/2014
261066DW1	Muni Tax Exempt - Fixed Rate	DOWNINGTON PENN	01/15/2014
756717HZ0	Muni Tax Exempt - Fixed Rate	RED LION PA AREA SCH DIST	04/15/2014
399546BC3	Muni Tax Exempt - Fixed Rate	GROVE CITY PA AREA HOSP AUTH	05/01/2014

738365DE2	Muni Tax Exempt - Fixed Rate	POTTSTOWN PA	06/01/2014
089543DH2	Muni Tax Exempt - Fixed Rate	BIG SPRING PA SCH DIST	02/15/2015
609391DK0	Muni Tax Exempt - Fixed Rate	MONITEAU SCH DIST PA	03/01/2015
36422QDM5	Muni Tax Exempt - Fixed Rate	GALVESTON CNTY TEX	04/01/2015
243859FS9	Muni Tax Exempt - Fixed Rate	DEER LAKES PA SCH DIST	04/01/2015
299641DM9	Muni Tax Exempt - Fixed Rate	EVANSVILLE WIS	04/01/2015
952594BM0	Muni Tax Exempt - Fixed Rate	WEST EARL PA	05/01/2015
548383ES3	Muni Tax Exempt - Fixed Rate	LOWER PAXTON TWP PA	05/15/2015
732245AJ4	Muni Tax Exempt - Fixed Rate	POMPTON LAKES BORO NJ	06/01/2015
501445FZ8	Muni Tax Exempt - Fixed Rate	KUTZTOWN PA	08/15/2015
840772TU1	Muni Tax Exempt - Fixed Rate	SOUTH WINDSOR CONN	09/01/2015
226404MH1	Muni Tax Exempt - Fixed Rate	CRESTWOOD SCH DIST PA	09/01/2015
665337JG7	Muni Tax Exempt - Fixed Rate	NORTHERN LEBANON PA	06/01/2016
164252BG2	Muni Tax Exempt - Fixed Rate	CHEROKEE CNTY KANS	12/01/2016
665851BD2	Muni Tax Exempt - Fixed Rate	NORTHERN TIPTON IN	07/15/2017
089257JU4	Muni Tax Exempt - Fixed Rate	BIG LAKE MN	02/01/2018
046573EJ6	Muni Tax Exempt - Fixed Rate	ATASCOSA CNTY TX	02/15/2019
046573EK3	Muni Tax Exempt - Fixed Rate	ATASCOSA CNTY TX	02/15/2020
886845LE4	Muni Tax Exempt - Fixed Rate	TILLAMOOK OR PEOPLES UTIL	12/01/2021
266273BP5	Muni Tax Exempt - Fixed Rate	DUQUESNE PA	12/15/2022
886845LG9	Muni Tax Exempt - Fixed Rate	TILLAMOOK OR PEOPLES UTIL	12/01/2023
643425JC6	Muni Tax Exempt - Fixed Rate	NEW CASTLE PA	11/15/2024
66706PBE1	Muni Taxable - Fixed Rate	NORTHUMBERLAND CNTY PA AUTH GTD REV	08/15/2012
758582BH2	Muni Taxable - Fixed Rate	REEVES CNT TX CTFS PARTN	12/01/2014
267149AB8	Muni Taxable - Fixed Rate	DUVAL CNTY FL HSG FIN AUTH MT	01/01/2022
235034AR6	Muni Taxable - Fixed Rate	DALLAS-FORT WORTH TX INTL ARP	11/01/2024
32007PAA8	Preferred Securities - FR	1ST EMPIRE CAP TR II	06/01/2027
69316UAC1	Preferred Securities - FR	PBI CAP TRUST I	08/15/2028
740408AB5	Preferred Securities - FR	PRETSL MEZZ	09/15/2030
55306AAC6	Preferred Securities - FR	ML CAP TRUST I	03/01/2027
62935R209	Preferred Securities - FR	NPB CAP TRUST II	09/30/2032
55309TAC2	Preferred Securities - VR	MM COMMUNITY FUNDING II LTD CLASS B	12/15/2031
89234NAB6	Preferred Securities - VR	TPREF FUNDING II	11/15/2032
449848AC4	Preferred Securities - VR	I-PRETSL	12/11/2032

89234XAD0	Preferred Securities - VR	TPREF FUNDING III LTD	01/15/2033
606867AD1	Preferred Securities - VR	MMC 2003-9A B2	05/01/2033
606867AD1	Preferred Securities - VR	MMC 2003-9A B2	05/01/2033
74041WAE5	Preferred Securities - VR	PRETSL XI	09/24/2033
44984RAH1	Preferred Securities - VR	PRETSL IV Callable	06/24/2034
313400814	Preferred Stocks - FR	FHLMC Callable	12/31/2049

HELD TO MATURITY:

Cusip	Security Type	Description	Maturity
32007PAA8	Preferred Securities - FR	1ST EMPIRE CAP TR II	06/01/2027
69316UAC1	Preferred Securities - FR	PBI CAP TRUST I	08/15/2028
740408AB5	Preferred Securities - FR	PRETSL MEZZ	09/15/2030

•                  Tell us whether the securities purchased, or to be purchased, with proceeds from the sale of those securities referenced above are the same or have similar characteristics (i.e. similar instruments or similar risk characteristics) to those previously sold and whether you plan to account for the new securities on a fair value basis going forward:

The securities purchased with the proceeds from the sale of securities detailed earlier are dissimilar to one another with regards to both their CUSIP numbers and interest rate risk characteristics.  Although the securities purchased fall within the traditional mix of securities purchased by a financial institution and are in compliance with the Company’s investment policy, the securities purchased, at market, carry higher interest rates and dissimilar cash flow structures from those securities sold.  These characteristics give management greater flexibility in positioning the balance sheet to better manage interest rate risk by mitigating volatility in both earnings and value.

The securities purchased will not be accounted for on a fair value basis under the provisions of SFAS 159.  SFAS 159 does not require fair value accounting.  Volatility in earnings would be introduced if fair value was used without the use of derivatives or other transactions or elections being considered which is not consistent with the objective of SFAS 159 to mitigate volatility in earnings.

The following is a list, by CUSIP number, of the securities purchased and accounted for as Available For Sale:

AVAILABLE FOR SALE:

Cusip	Security Type	Description	Maturity
3128X4TB7	Agency Notes/Bonds - FR	FHLMC ONE-TIME CALL	11/01/2010
31331XGQ9	Agency Notes/Bonds - FR	FEDERAL FARM CREDIT CALLABLE	03/08/2013
3133XJN46	Agency Notes/Bonds - FR	FHLB CALLABLE	08/09/2012
31395FC77	CMOs - Fixed Rate	FH 2836C QD PAC Fix 100% FGLMC 5.00 321 Mos.	09/15/2027
31396FQB2	CMOs - Fixed Rate	FHR 3080 KA	06/15/2023
31396USY7	CMOs - Fixed Rate	FHR 3187 JA	02/15/2032
31397EUZ6	CMOs - Fixed Rate	FHRR R010 AB	12/19/2019
3622MPAL2	CMOs - Fixed Rate	GSR 2007-1F 2A2	01/25/2037
94985RAR3	CMOs - Fixed Rate	WFMBS 2007-4 A16	04/24/2037
3128P7DZ3	MBS - Fixed Rate	FGTW C91020 5.500 03/01/27 FH 20yr GOLD	03/01/2027
31371M7M3	MBS - Fixed Rate	FNCT 256600 5.500 02/01/27 FN 20yr	02/01/2027
31371M7M3	MBS - Fixed Rate	FN256600	02/01/2027
31371NBH7	MBS - Fixed Rate	FN256640	03/01/2027
31371NCM5	MBS - Fixed Rate	FN256676	04/01/2027
31411KCT8	MBS - Fixed Rate	FN910082	03/01/2037
31411UKQ3	MBS - Fixed Rate	FN914803	04/01/2037
31411UMW8	MBS - Fixed Rate	FN914873	04/01/2037
31411UNQ0	MBS - Fixed Rate	FN914899	04/01/2037

•                  Your proposed disclosures to be included in the March 31, 2007 Form 10-Q

We have not yet prepared the final disclosures for the March 31, 2007 Form 10-Q. We will forward the disclosure to you as it is finalized and before we file the Form 10-Q.

3.              Considering your early adoption of SFAS 159, tell us how the early adoption of SFAS 157 has affected your financial statements, including the proposed changes that will result due to the difference in the definition of fair value and methods used to measure fair value from existing GAAP. Please also provide your proposed disclosure to be included in the March 31, 2007 Form 10-Q:

We have not yet prepared the final disclosures for the March 31, 2007 Form 10-Q. We will forward the disclosure to you as it is finalized and before we file the Form.

Note 16- Financial Instruments with Off-Balance Sheet Risk, page 79

4.              We note that you have entered into an interest rate swap designated as a fair value hedge for your trust preferred securities. Your disclosure on page 80 implies that you are using “short-cut-method” accounting treatment under SFAS 133. Please provide us with the following information:

•                  Tell us how you met each of the applicable conditions of paragraph #68 of SFAS 133:

At the date of inception (March 9, 2000), we used the shortcut method of accounting treatment based upon the guidance in Paragraph 68 of SFAS 133, based on the following:

•      Notional amounts equal: The swap notional amount of $5,000,000 matches the trust preferred security principal amount of $5,000,000.

•      The fair value at inception was zero.

•      Net Settlement is the same: Per the swap agreements we pay interest to the counterparties at the rate of LIBOR plus 525 basis points. The counterparties pay interest to us at a rate of 107/8%. These index for the variable rate and the fixed rate have remained constant over the life of the hedge.

•      Not pre-payable unless a mirrored option: The option for the counterparties to call the swap agreement and the option for us to prepay the trust preferred security are identical, and considered to be mirror image.

•      Recognized benchmark: The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship. The variable rate index noted in the swap agreement was LIBOR. This matches the Financial Accounting Standards Board designated benchmark rate.

•      Other terms: All other terms and conditions noted in the interest rate swap agreements were not unusual and do not invalidate the assumption of no ineffectiveness.

•      Expiration date: The maturity dates of the debentures underlying the trust preferred security and the swap are both March 2030. In addition, we have the option to prepay the debentures underlying the trust preferred security on or after March 2010. The counterparties have a mirrored option of terminating the swap on or after March 2010.

•      No floor or cap: There are no floor or cap features on the variable interest rate of the swap.

•      Repricing intervals: The benchmark interest rate (LIBOR) established per the swap agreement is repriced on a quarterly basis, which allows the variable payment or receipt at a market rate.

•                  Clearly explain the terms of the hedged item:

On March 9, 2000, First Leesport Capital Trust I issued $5 million of 10 7/8% trust preferred security to the public and invested the proceeds from this offering in an equivalent amount of junior subordinated debentures issued by Leesport Financial Corp. The trust preferred security pays interest quarterly, are mandatorily redeemable on March 9, 2030, and may be redeemed by First Leesport Capital Trust I at par any time on or after March 9, 2010.

•                  Clearly explain the terms of the derivative rate hedge:

Concurrent with the issuance of the debentures underlying the trust preferred security, the Company entered into interest rate swap agreements with two counterparties, in which the Company received an 10 7/8% fixed rate on the notional amount of $5 million, while paying the counterparties a variable rate based on six month LIBOR plus a spread of 525 basis points.

•                  Tell us whether these debt securities contain any interest deferral features. If so, tell us why you believe the debt securities are eligible for short-cut accounting considering paragraph 68(e) of SFAS 133. Specifically tell us why you believe the interest deferral feature is typical for a debt security:

Per the debentures underlying the trust preferred security, so long as no event of default has occurred and is continuing, the Company has the right to deferral payments of interest for up to 10 consecutive semi-annual periods during which time no interest shall be due or payable. Interest continues to accrue during the deferral period and will be paid when payments resume on the debentures underlying the trust preferred securities. At the time the Company entered into the interest rate swap, the Company conducted a detailed analysis of the appropriate accounting method and determined that, based upon interpretations of SFAS No. 133 and common practice, the interest deferral feature was a hedge against any future credit quality deterioration and not specifically designed to mitigate interest rate risk. Having met all other criteria of SFAS No. 133, the short cut method was applied to the hedge.

•                  If in preparing your response you determine that these hedges were accounted for incorrectly, please revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception or tell us why no such revision is necessary. If you determine that no revision is necessary due to immateriality, please provide your analysis in accordance with the guidance in SAB 99:

After further examination in light of the recent informal technical interpretations and discussions with its independent registered public accounting firm, management concluded that the swap transactions may not qualify for the short-cut method because of the interest deferral feature of the trust preferred security that permits interest payments to be deferred for a period of up to 10 consecutive semi-annual periods without creating an event of default or acceleration.  Although management believes these swaps would have qualified for hedge accounting under the “long-haul” method, hedge accounting under SFAS 133 is not allowed because the hedge documentation required for the “long-haul” method was not in place at the inception of the hedge.

Fair value hedge accounting allows a company to record the change in fair value of the hedged item as an adjustment to income that offsets the fair value adjustment on the related interest rate swap.  Eliminating the application of fair value hedge accounting reverses the market value adjustments that were made to the trust preferred debt and results in fluctuations in the market value of the interest rate swap being recognized currently in the income statement without the offsetting adjustment to the subordinated debt.  Management is are currently considering whether to re-designate the interest rate swap associated with the trust preferred security as a hedge under the “long-haul” accounting method in order the swap to qualify going forward for hedge accounting under SFAS No. 133.

In the event the interest rate swap did not qualify for hedge accounting, based on materiality guidelines set forth in SAB 99, management has have determined at each reporting period that on a quarterly and annual basis results were not materially misstated.  The following information illustrates that for the annual periods presented the amount which would have been recognized based on the change in the fair value of the swap without consideration to the change in fair value of the trust preferred security was not materially different than the amounts recognized in interest expense pertaining to the swap:

	2006	2005	2004
	(Dollar Amounts In thousands)

Fair Value	$185	$93	$34

Change in Fair Value	$92	$59	$(63)
Less: Amount Recognized in Interest Expense	$27	$113	$200
Subtotal	$65	$(54)	$(263)

Tax Effect	34%	34%	34%
Net of Tax	$43	$(36)	$(174)

Pre-Tax Net Income	$11,992	$11,458	$6,570
% Pre-Tax Net Income	0.54	(0.47)	(4.00)

Net Income as Reported	$9,153	$8,731	$5,416
% Net Income	0.47	(0.41)	(3.20)

We hope that this information is responsive to your inquiries.  If you have any questions regarding this letter, please call the undersigned at (610) 208-0966 ex. 251.

Also, in connection with responding to your comments, we acknowledge the following:

•                  Leesport Financial Corp. is responsible for the adequacy and accuracy of the disclosures in the subject filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and

•                  Leesport Financial Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note for the information of the staff that concurrent with the submission to you of this letter, confidential treatment of Exhibits I, II, III, and IV to this response letter are being requested under the Commission’s rules pursuant to the accompanying confidential treatment request.  Accordingly, this response letter is being filed by hand not via EDGAR.  A redacted copy has been filed via EDGAR.

Sincerely,

LEESPORT FINANCIAL CORP.

/s/ Edward C. Barrett
Edward C. Barrett
Chief Financial Officer

Enclosures

cc:	Mr. Robert D. Davis, President and Chief Executive Officer
Mr. Alfred J. Weber, Chairman of the Board
Mr. Andrew J. Kuzneski, Jr., Vice Chairman of the Board and Chairman of the Audit Committee